

SoulFully Vegan is not accepting investment.

View investment opportunities on Mainvest

Edit Profile Watch this investment opportunity Share
SoulFully Vegan

Food Truck

CT 06457
View Website
Connect with us
Profile
Data Room
Discussion
This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.7× for the next $15,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
SoulFully Vegan is seeking investment to expand our customer-centric Vegan offerings.
This is a preview. It will become public when you start accepting investment.
ABOUT US

We're SoulFully Vegan, a Vegan truck and brand committed to cooking and delivering healthy vegan favorites. Our promise is to offer a reminder of good times and comfort, without sacrificing taste for health.

SoulFully Vegan, founded by Allison and husband Calvin, is a healthful and delicious vegan food trailer that offers 100% vegan comfort food that is just as filling as it is delicious. Although our menu may appear superficial (burgers, fries, milkshakes), we provide our customers cuisine that is rooted in American culture, but offers a Caribbean flare, using many traditional herbs and spices.
More than anything, our burgers have a "meaty" taste non-meat eaters oftentimes miss. Because of this, our customer market is wide, and includes people young and old, from the city, suburb and country. SoulFully Vegan has served all kinds of people and that's what we love most about us, everyone is welcome.
Our 100% vegan food truck has competed favorably against new and existing plant- based competitors in Connecticut, a state with a thriving plant-based food industry. We are amongst the top and most sought-after plant-based food truck services in the state. One that offers and takes much pride in the food we sell; authentic food that we would serve to our friends and family and being very matter of fact.
We also have a very strong social media presence which has given us quite a competitive advantage. Additionally, SoulFully Vegan's customer experience is extremely important as an effective way of distinguishing our truck from others and gives us yet another competitive edge. We love what we do.
This is a preview. It will become public when you start accepting investment.
TASTE TESTING THE FAMOUS SPICY PB&J
Play
00:00
-05:03
Mute
Settings
Enter fullscreen
Play

SoulFully Vegan is rolling out a Spicy PB&J Vegan Burger for the largest fair in the Northeast, the 2022 Big E.

This is a preview. It will become public when you start accepting investment.
OUR MISSION

Making healthier food choices shouldn't mean denying ourselves the enjoyment of delicious food.

Our aim is simple. SoulFully Vegan will provide a one in a kind menu selection, ambiance, and service that creates a sense of a sophistication, quality, yet casual food truck experience.
This is a preview. It will become public when you start accepting investment.
HAVE YOU SEEN US?

We believe no one should have to choose between healthy and delicious. SoulFully Vegan combines great taste with healthy plant-based food served with soulful flare.

The Big E
City of Middletown CT Juneteenth Festival
Greater Hartford Food Truck Festival
Harbor Park Car Show
Camp Oakdale Food Truck Festival
Hempfest 2021
Waterbury Hospital Food Truck Fridays
Connecticut Day Break
Middlesex Hospital Employee Servicing Event
UCONN Stores Welcome Back Event
Wesleyan University Film Festival
Wadsworth Atheneum End of Summer Bash
New England, MA Food Truck Festival
Southern CT State University Homecoming Weekend
Freedom Rally at the CT State Capital
This is a preview. It will become public when you start accepting investment.
PRESS
Soulfully Vegan food truck rolls into Middletown

Husband and wife's hot dogs, burgers and fries made from Beyond Meat are winning over...

A Spicy PB&J Vegan Burger? Don't knock it till you try it at The Big E

The meatless burger topped with jalapeño jelly, peanut butter and vegan oat milk cheese was a big hit at The Big E Media Food Preview event on Aug. 25.

Connecticut vendors win FoodiE Awards at The Big E

Connecticut was well-represented in The Big E's first annual FoodiE Awards this year, as...

SoulFully Vegan Middletown, CT 06457 - Menu, 28 Reviews and 14 Photos - Restaurantji

Latest reviews, photos and ð   ð   ¾ratings for SoulFully Vegan at 22 Old Church St in Middletown - view the â   menu, â   °hours, â   ï¸ phone number, â   address and map.

This is a preview. It will become public when you start accepting investment.
THE TEAM
Allison Vaughan
Co-Founder & CEO
Calvin Vaughan
Co-Founder & CEO
This is a preview. It will become public when you start accepting investment.
OUR PRODUCTS
Previous
Next
This is a preview. It will become public when you start accepting investment.
SAMPLE MENU
This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
6,500 people
Social Media Followers
This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
New commercial food trailer $40,000
Wrap for trailer $5,000
Marketing $1,625

Mainvest Compensation $3,375

Total $50,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$325,000	$357,500	$393,250	$432,575	$454,204
Cost of Goods Sold	$110,000	$121,000	$133,100	$146,410	$153,730
Gross Profit	$215,000	$236,500	$260,150	$286,165	$300,474

EXPENSES

Rent	$200	$200	$200	$200	$200
Marketing & Advertising	$5,000	$5,000	$5,000	$5,000	$5,000
Cost of Labor	$30,000	$30,000	$30,000	$30,000	$30,000
Memberships & Subscriptions	$1,000	$1,000	$1,000	$1,000	$1,000
Insurance	$6,000	$6,150	$6,303	$6,460	$6,621
Office Expenses	$2,000	$2,050	$2,101	$2,153	$2,206
Payroll Expenses	$4,000	$4,400	$4,840	$5,324	$5,590
T&E	$4,000	$4,100	$4,202	$4,307	$4,414
Supplies & Materials	$40,000	$41,000	$42,025	$43,075	$44,151
Vehicle Expenses	$10,000	$10,250	$10,506	$10,768	$11,037
Operating Profit	$112,800	$132,350	$153,973	$177,878	$190,255

This information is provided by SoulFully Vegan. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2021 Balance Sheet

2021 Income Statement

2022 Balance Sheet

2022 Income Statement

MxCC Business Proposal.pdf

Investment Round Status

Target Raise $50,000

Maximum Raise $75,000

Amount Invested $0

Investors 0

Investment Round Ends April 17th, 2023

Summary of Terms

Legal Business Name SoulFully Vegan, LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $15,000 invested

1.7×

Investment Multiple 1.5×

Business's Revenue Share 3.5%-5.2%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date December 31st, 2028

Financial Condition

Historical milestones

SoulFully Vegan has been operating since May 2021 - present and has since achieved the following milestones:

Opened location in Middletown, CT

Achieved revenue of $153k in 2021, which then grew to $256k in 2022.

Historical financial performance is not necessarily predictive of future performance.

Other outstanding debt or equity

As of 1/17/2023, SoulFully Vegan has debt of $0 outstanding and a cash balance of $5,000. SoulFully Vegan may require additional funds from alternate sources at a later date.

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of SoulFully Vegan to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

SoulFully Vegan operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. SoulFully Vegan competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from SoulFully Vegan's core business or the inability to compete successfully against the with other competitors could negatively affect SoulFully Vegan's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in SoulFully Vegan's management or vote on and/or influence any managerial decisions regarding SoulFully Vegan. Furthermore, if the founders or other key personnel of SoulFully Vegan were to leave SoulFully Vegan or become unable to work, SoulFully Vegan (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which SoulFully Vegan and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, SoulFully Vegan is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

SoulFully Vegan might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If SoulFully Vegan is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt SoulFully Vegan

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect SoulFully Vegan's financial performance or ability to continue to operate. In the event SoulFully Vegan ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither SoulFully Vegan nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

SoulFully Vegan will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and SoulFully Vegan is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although SoulFully Vegan will carry some insurance, SoulFully Vegan may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, SoulFully Vegan could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect SoulFully Vegan's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of SoulFully Vegan's management will coincide: you both want SoulFully Vegan to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want SoulFully Vegan to act conservative to make sure they are best equipped to repay the Note obligations, while SoulFully Vegan might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If SoulFully Vegan needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with SoulFully Vegan or management), which is responsible for monitoring SoulFully Vegan's compliance with the law. SoulFully Vegan will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if SoulFully Vegan is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if SoulFully Vegan fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of SoulFully Vegan, and the revenue of SoulFully Vegan can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your

ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of SoulFully Vegan to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by SoulFully Vegan. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion
About Us
Blog
FAQ
Write For Us
Referral Program
Business Resources
Support Center
Educational Materials
Contact Us
Terms of Service
Privacy Policy